UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

MRC Global Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55345K103
(CUSIP Number)

Richard A. Drucker Cornell Capital LLC 499 Park Avenue, 21st Floor New York, NY 10022 212-818-8970
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55345K103
1.		Names of Reporting Persons. Mario Investments LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 19.4%*
14.		Type of Reporting Person (See Instructions) OO

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 84,264,091 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 104,566,100 shares of Common Stock outstanding on March 10, 2023, as reported by MRC Global Inc. in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 22, 2023 (the “Proxy Statement”).

CUSIP No. 55345K103
1.	Names of Reporting Persons. Cornell Capital Special Situations Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%*
14.	Type of Reporting Person (See Instructions) PN

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 84,264,091 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 104,566,100 shares of Common Stock outstanding on March 10, 2023, as reported by MRC Global Inc. in the Proxy Statement.

CUSIP No. 55345K103
1.	Names of Reporting Persons. Cornell Capital GP II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%*
14.	Type of Reporting Person (See Instructions) PN

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 84,264,091 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 104,566,100 shares of Common Stock outstanding on March 10, 2023, as reported by MRC Global Inc. in the Proxy Statement.

CUSIP No. 55345K103
1.	Names of Reporting Persons. Cornell Investment Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%*
14.	Type of Reporting Person (See Instructions) OO

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 84,264,091 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 104,566,100 shares of Common Stock outstanding on March 10, 2023, as reported by MRC Global Inc. in the Proxy Statement.

CUSIP No. 55345K103
1.	Names of Reporting Persons. Henry Cornell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only PF
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 78,304 (includes Shares underlying options. See Item 5)
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power 78,304 (includes Shares underlying options. See Item 5)
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,380,313.2 (includes Shares underlying options. See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.5%*
14.	Type of Reporting Person (See Instructions) IN

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 84,264,091 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 104,566,100 shares of Common Stock outstanding on March 10, 2023, as reported by MRC Global Inc. in the Proxy Statement.

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on June 19, 2015 (as amended by the Schedule 13D/A previously filed on June 12, 2018, the “Original Schedule 13D”) by Henry Cornell, Cornell Investment Partners LLC, Cornell Capital GP II LP, Mario Investments LLC (“MI”) and Cornell Capital Special Situations Partners II LP relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of MRC Global Inc., a Delaware corporation (the “Issuer” or the “Company”). Beginning on the date this Amendment No. 2 is filed, all references in the Original Schedule 13D to the Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by this Amendment No. 2. Only those items reported in this Amendment No. 2 are amended and all other items in the Original Schedule 13D are unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

“On April 24, 2023, MI filed a lawsuit (the “Lawsuit”) against the Issuer in the Delaware Court of Chancery seeking an injunction to prevent the Issuer from signing or executing any definitive documentation with respect to, or otherwise consummating the financing transaction disclosed by the Issuer on a Current Report on Form 8-K dated as of April 24, 2023. The Lawsuit alleges that the transaction, which involves the refinancing of $295 million in outstanding principal amount under the Issuer’s existing senior secured term loan B scheduled to mature in September 2024 (the “Existing Term Loan”) and the Issuer’s entry into a new, five-year $300 million senior secured term loan B (collectively, the “Refinancing”), is violative of MI’s bargained-for rights under the Certificate of Designations, as the Refinancing would, among other things, restrict the Issuer’s ability to pay dividends on the Series A Preferred Stock. The Lawsuit asserts that, as a result of the Issuer’s failure to obtain MI’s consent to enter into the Refinancing, the Refinancing violates the Issuer’s corporate charter and is therefore void ab initio under Delaware law. The Lawsuit seeks, among other things, (i) a declaration that the Issuer’s contemplated refinancing transaction violates the Issuer’s corporate charter and (ii) an order to enjoin the Issuer from signing or executing any definitive documentation with respect to, or otherwise consummating, the Refinancing. While MI objects to the Refinancing as contravening MI’s rights pursuant to the Certificate of Designations, MI has indicated to the Issuer that it desires to negotiate a resolution acceptable to all parties. Such a resolution could, for example, involve the Issuer repurchasing the preferred stock held by MI in whole or in part for cash or potentially other forms of consideration. However, there can be no assurance that any such transaction will occur, or the terms of any such transaction.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated with the following text:

“(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Certificate of Designations and the Shareholders’ Agreement, Mario Investments LLC, Cornell Capital Special Situations Partners II LP, Cornell Capital GP II LP, and Cornell Investment Partners LLC, are the beneficial owners of 20,302,009.2 shares of Common Stock, which represents 19.4% of the shares of Common Stock outstanding based on 84,264,091 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 104,566,100 shares of Common Stock outstanding on March 10, 2023, as reported by MRC Global Inc. in the Proxy Statement. Henry Cornell is the beneficial owner of 20,380,313.2 shares of Common Stock, which represents 19.5% of the shares of Common Stock outstanding based on 84,264,091 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 104,566,100 shares of Common Stock outstanding on March 10, 2023, as reported by MRC Global Inc. in the Proxy Statement. Of such shares of Common Stock beneficially owned by Henry Cornell, 20,302,009.2 are held subject to the terms of the Certificate of Designations and the Shareholders’ Agreement, 68,879 are shares of Common Stock held directly by Mr. Cornell, 10 are shares of Common Stock held by his minor son and 9,415 are shares of Common Stock underlying vested stock options held by Mr. Cornell.

(b) Henry Cornell has sole voting power and sole dispositive power with regard to 78,304 shares of Common Stock (including shares underlying options). Henry Cornell, Mario Investments LLC, Cornell Capital Special Situations Partners II LP, Cornell Capital GP II LP, and Cornell Investment Partners LLC have shared voting power and shared dispositive power of 20,302,009.2 Shares.

(c) No Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2023.

HENRY CORNELL

By:	/s/ Henry Cornell
Henry Cornell

CORNELL INVESTMENT PARTNERS LLC

By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL GP II LP

By: Cornell Investment Partners LLC, its general partner By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

MARIO INVESTMENTS LLC

By:	Cornell Special Situations Partners II LP, its sole member
By:	Cornell Capital GP II LP, its general partner
By:	Cornell Investment Partners LLC, its general partner
By:	Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

[Signature Page to Amendment No. 2 to Schedule 13D – MRC Global Inc.]

CORNELL CAPITAL SPECIAL SITUATIONS PARTNERS II LP

By: Cornell Capital GP II LP, its general partner
By: Cornell Investment Partners LLC, its general partner
By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

[Signature Page to Amendment No. 2 to Schedule 13D – MRC Global Inc.]